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04 MAR 15 AM 7:21

04010558

File No. 82-34719

March 8, 2004

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,

Pierre J. Lorieau

dlw 3/15

Enclosure
cc: Frederick W. London, Esq.
Jeffrey H. Elkin, Esq.

NY:847949.1

SECURITAS

Press Release from Securitas AB

March 8, 2004

Annual General Meeting of Shareholders in Securitas AB (publ)

The shareholders of Securitas AB are hereby invited to attend the Annual General Meeting to be held at 5.00 p.m. on Tuesday 6 April 2004, in "Vinterträdgården" at the Grand Hotel, Stockholm, entry via "Royal entré", Stallgatan 6. Registration for the General Meeting begins at 4.15 p.m.

A. NOTICE OF ATTENDANCE

Shareholders who wish to attend the General Meeting must:

(i) be recorded in the print-out of the share register maintained by the Swedish Securities Register Centre ("VPC"), made as of Saturday 27 March 2004. Due to the intervening weekend, such recording must be made on Friday 26 March 2004 at the latest;

and

(ii) notify Securitas of their intent to participate in the General Meeting at the address: Securitas AB, "General Meeting", P.O. Box 12307, SE-102 28 Stockholm, Sweden, or by telephone +46-8 657 74 74 or by telefax +46-8 657 74 85, by 4.00 p.m., Wednesday 31 March 2004 at the latest. On giving notice of attendance, the shareholder shall state name, personal registration number or equivalent (corporate identity number), address and telephone number. Proxy and representative of a juridical person shall submit papers of authorisation prior to the General Meeting. As confirmation of notification, Securitas AB will send an entry card, which should be presented at registration for the General Meeting.

In order to participate in the proceedings of the Annual General Meeting, owners with nominee-registered shares should request their bank or broker to have their shares temporarily owner-registered with VPC. Due to the intervening weekend, such registration must be made on Friday 26 March 2004 at the latest, and the banker or broker should therefore be notified in due time before the said date.

B. AGENDA

Proposal for Agenda

1. Opening of the Meeting.
2. Election of Chairman of the Meeting.
3. Drawing up and approval of the voting list.
4. Approval of the agenda.
5. Election of one or two person(s) to check the minutes.
6. Determination of compliance with the rules of convocation.
7. The Managing Director's report.

8. Presentation of the Annual Report and the Auditor's Report and the Consolidated Financial Statements and the group Auditor's Report.
9. Resolutions regarding
   (a) adoption of the Statement of Income and the Balance Sheet and the Consolidated Statement of Income and the Consolidated Balance Sheet as per December 31, 2003;
   (b) appropriation of the company's profit according to the adopted Balance Sheet;
   (c) record date for dividend;
   (d) discharge of the Board of Directors and the Managing Director from liability for the financial year 2003.
10. Establishment of the number of members and deputy members of the Board of Directors.
11. Establishment of fees to the board members and the accounting firm.
12. Election of members of the Board of Directors and a registered public accounting firm.
13. Election of members of the Nomination Committee.
14. Closing of the Meeting.

Presentation of the Annual Report (paragraph 8 on the agenda)

In connection with the presentation of the Annual Report, the Board of Directors' activities during 2003 will be presented, including:
(a) a presentation of the members, activities and function of the Nomination Committee;
(b) a presentation of the members, activities and function of the Audit Committee and the consultancy fees and other fees paid to the accounting firm in 2003; and
(c) a presentation of the members, activities and function of the Remuneration Committee and a presentation of the board of directors' remuneration policy.

Proposal for Dividend (paragraphs 9 (b) and (c) on the agenda)

The Board of Directors proposes that a dividend of SEK 2.00 per share be declared.

As record date for the dividend, the Board of Directors proposes 13 April 2004. If the Annual General Meeting so resolves, the dividend is expected to be distributed by VPC on 16 April 2004.

Proposals for Election of Board of Directors and Resolution regarding Fees (paragraphs 10-12 on the agenda)

The Nomination Committee established by the Annual General Meeting 2003 has made the following proposals:

The number of board members shall be eight.

Re-election of the board members: Thomas Berglund, Annika Bolin, Carl Douglas, Gustaf Douglas, Anders Frick, Berthold Lindqvist, Fredrik Palmstierna and Melker Schörling. Philippe Foriel-Destezet has declined re-election.

Fees to the board members shall amount to SEK 3,000,000 in total, to be distributed among the board members according to the decision by the Board of Directors.

Shareholders jointly representing approximately 16 per cent of the shares and 41 per cent of the votes in the company have announced that they intend to vote in favour of the Nomination Committee's proposals.

Proposals for Election of a Registered Public Accounting Firm and Resolution regarding Fees (paragraphs 11-12 on the agenda)

The Board of Directors proposes, in accordance with a proposal from the Audit Committee, re-election of the registered public accounting firm PricewaterhouseCoopers AB, Stockholm, with authorised public accountant Mr. Göran Tidström as representative of the accounting firm, for a period of four years. The auditors' fees shall be paid on current account.

Shareholders jointly representing approximately 16 per cent of the shares and 41 per cent of the votes in the company have announced that they intend to vote in favour of the Board of Directors' proposal.

Nomination Committee (paragraph 13 on the agenda)

At the Annual General Meeting 2003, a Nomination Committee was established with the task of preparing the election of members of the Board of Directors, the establishment of fees for the Board of Directors and matters pertaining thereto before the forthcoming Annual General Meetings. Gustaf Douglas and Melker Schörling were appointed members of the Nomination Committee and were instructed to appoint two representatives of the major institutional shareholders to be consulted in the nomination work. Marianne Nilsson, Robur, and Thomas Halvorsen, Fourth Swedish National Pension Fund, were appointed as such representatives in respect of the Annual General Meeting 2004.

The Swedish Shareholders' Association has proposed that a Nomination Committee shall be elected by the Annual General Meeting and shall consist of three to five members independent of the company and representing the shareholders of the company. One of the members should represent the minor shareholders.

Shareholders jointly representing approximately 16 per cent of the shares and 41 per cent of the votes in the company have announced that they intend to reject the proposal from the Swedish Shareholders' Association and propose the Annual General Meeting to adopt the following resolution: Re-election of Gustaf Douglas and Melker Schörling as members of the Nomination Committee in respect of the Annual General Meeting 2005. Gustaf Douglas and Melker Schörling shall be instructed to, during the third calendar quarter 2004, appoint two representatives of the major institutional shareholders to be consulted in the nomination work. The names of these two representatives shall be published in the company's interim report of the third quarter 2004.

C. AVAILABLE DOCUMENTATION

The Accounts and the Auditor's Report of the group will be available at the company as from 23 March 2004. Copies of the documentation will be sent to the shareholders who so request and will also be available at the General Meeting.

Stockholm in March 2004
the Board of Directors

SECURITAS AB (publ)

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70